-FOR IMMEDIATE RELEASE-
ELRON GROUP COMPANY 3DV COMPLETES ASSET SALE
     Tel Aviv, Israel — June 2, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on March 29, 2009, 3DV Systems Ltd., a group company held by Elron and its subsidiary RDC — Rafael Development Corporation Ltd (“RDC”), has completed the sale of substantially all of its assets to a third party. Pursuant to the terms of the transaction, following the payment of certain expenses, proceeds to be distributed to Elron and RDC are expected to be up to approximately $3 million and $4 million, respectively. Elron currently expects to record a gain of between approximately $4 million and $5 million in the second quarter of 2009.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.